Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

OF

HANCOCK JAFFE LABORATORIES, INC.

SERIES C CONVERTIBLE PREFERRED STOCK

THE UNDERSIGNED, the Chief Executive Officer of Hancock Jaffe Laboratories, Inc., a Delaware corporation (hereinafter called the “Corporation”), DOES HEREBY CERTIFY that the following resolution has been duly adopted by the Board of Directors of the Corporation on July 20, 2020:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board of Directors”) by the provisions of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) and Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors hereby creates and designates a series of preferred stock, par value $0.00001 per share, of the Corporation and authorizes the issuance thereof, and hereby fixes the designation and amount thereof and the powers, preferences, and relative rights thereof as follows:

1. Designation; Number of Shares.

The designation of said series of the preferred stock shall be “Series C Convertible Preferred Stock” (the “Series C Preferred Stock”). The number of authorized shares of Series C Preferred Stock shall be 4,205,406.

2. Dividend Rights.

The holders of Series C Preferred Stock shall be entitled to receive as, when, and if declared by the Board of Directors, dividends in kind at an annual rate equal to 8.0% of the Original Series C Issue Price (as hereinafter defined) per share for each of the then outstanding shares of Series C Preferred Stock, calculated on the basis of a 360-day year consisting of twelve 30-day months. Such dividends shall begin to accrue and shall accumulate (to the extent not otherwise declared and paid as set forth above) on each share of Series C Preferred Stock, from the date of issuance of such share of Series C Preferred Stock (the “Original Issue Date”), whether or not declared and shall cease accruing on the date that is the day prior to the Conversion Date (as defined in Section 5(b)). So long as any shares of Series C Preferred Stock are outstanding, no dividends shall be paid or declared and set apart for payment upon the Junior Securities (as hereinafter defined) by the Corporation.

3. Liquidation Rights.

(a) In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary (a “Liquidation Event”), or any Sale of the Corporation (as hereinafter defined) the holders of Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Corporation’s common stock, par value $0.00001 per share (“Common Stock”), or any other series of the Corporation’s preferred stock that is junior to the Series C Preferred Stock (collectively, the “Junior Securities”), an amount per share equal to $0.37 for each outstanding share of Series C Preferred Stock (the “Original Series C Issue Price”), plus an amount equal to all accrued but unpaid dividends thereon. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series C Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

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(b) Upon the completion of the distribution required by subparagraph (a) of this Section 3 and any other distribution that may be required with respect to any other series of preferred stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Junior Securities.

(c) For purposes of this Section 3, “Sale of the Corporation” means

i. a transaction or series of related transactions with one or more non-affiliates, pursuant to which such non-affiliate(s) acquires capital stock of the Corporation or the surviving entity possessing the voting power to elect a majority of the board of directors or managers or a majority of the outstanding capital stock of the Corporation or other equity interests in the surviving entity (whether by merger, consolidation, sale or transfer of the Corporation’s outstanding capital stock or otherwise); or

ii. the sale, lease or other disposition (including exclusive license) of all or substantially all of the Corporation’s assets or any other transaction resulting in all or substantially all of the Corporation’s assets being converted into securities of any other entity or cash; provided, however, that the sale by the Corporation of capital stock for the purpose of financing its business shall not be deemed to be a Sale of the Corporation;

provided, however, that any transaction or series of related transactions described in this Section 3(c) will not constitute a Sale of the Corporation if immediately prior to such Sale of the Corporation, holders of a majority of the outstanding shares of Series C Preferred Stock shall have waived such Sale of the Corporation.

4. Voting Rights.

The holders of shares of Series C Preferred Stock shall vote with holders of the Common Stock, and with any other shares of preferred stock that vote with the Common Stock, with each holder of Series C Preferred Stock being entitled to one vote per share of Series C Preferred Stock. Notwithstanding the foregoing, the holders of shares of Series C Preferred Stock shall vote as a single class upon any action that would adversely alter, change or otherwise affect the powers, preferences or special rights of such holders and the affirmative vote of the holders of a majority of the voting power of Series C Preferred Stock shall be required for the approval of any such action.

5. Conversion Rights.

The holders of the Series C Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) [Reserved.]

(b) Automatic.

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i. If, at any time after the later of (i) the date that the Corporation files an amendment to the Certificate of Incorporation to reflect the Corporation’s stockholders’ approval of either an increase in the number of the Corporation’s authorized shares of Common Stock or a reverse stock split, in either case in an amount sufficient to permit the conversion in full of all of the Series C Preferred Stock and the exercise in full of those certain warrants (the “Warrants”) issued to the Holders (as defined below) of the Series C Preferred Stock on the date of issuance of the Series C Preferred Stock, and (ii) the date of approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity) from the stockholders of the Corporation with respect to the transactions contemplated by that certain Securities Purchase Agreement, dated July 17, 2020 (the “Purchase Agreement”), by and among the Corporation and the purchaser signatories thereto, including the issuance of all of the Conversion Shares (as defined in the Purchase Agreement) and the Warrants Shares (as defined in the Purchase Agreement) in excess of 19.99% of the issued and outstanding Common Stock on the Closing Date (as defined in the Purchase Agreement) (collectively, a “Capital Event”), and subsequent to a Capital Event the Corporation (i) consummates a merger, or (ii) raises an aggregate of at least $8,000,000 in gross proceeds in a transaction or series of transactions within any twelve (12) month period, then the Corporation shall have the right to deliver a written notice to all Holders (as defined below) of Series C Preferred Stock (an “Automatic Conversion Notice” and the date such notice is delivered to such holders, the “Automatic Conversion Notice Date”) to cause each Holder (as defined below) to convert all or part of such Holder’s (as defined below) Series C Preferred Stock (in accordance with the procedures described in Subsection 5(d) below) pursuant to this Subsection 5(b), it being agreed that the close of business on the date of the surrender of the certificate or certificates representing the shares of Series C Preferred Stock to be converted in accordance with the procedures described in Subsection 5(d) below (the “Conversion Date”) for purposes of Subsection 5(b) shall be deemed to occur on the third (3rd) Trading Day following the Automatic Conversion Notice Date.

ii. [Reserved.]

iii. “Trading Day” means a day on which the principal Trading Market is open for trading, or if the Common Stock is not listed or quoted on any Trading Market, “Trading Day” means a “Business Day”.

iv. “Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Markets, including the Bulletin Board and Pink Sheets (or any successors to any of the foregoing).

v. “Daily VWAP” means for each Trading Day, the per share volume-weighted average price of the Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “HJLI <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one share of the Common Stock on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Corporation). The “Daily VWAP” will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

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(c) Conversion Rate. Subject to the provisions of this Section 5, the conversion rate in effect at any time with respect to a share of Series C Preferred Stock (the “Conversion Rate”) shall be the quotient obtained by dividing (i) the quotient obtained by dividing 1,556,000, plus an amount equal to all accrued but unpaid dividends thereon, by the Conversion Price, (ii) by 4,205,406. The “Conversion Price” shall initially be $0.256 and shall be subject to adjustments as set forth in this Section 5.

(d) Mechanics of Conversion.

i. [Reserved.]

ii. Automatic Conversion. The shares of Series C Preferred Stock subject to an Automatic Conversion Notice shall automatically convert into shares of Common Stock in accordance with Subsection 5(b) with no further action required by the Corporation or the holder thereof (including the surrender of the certificate or certificates for such shares of Series C Preferred Stock) on the third Trading Day following the Automatic Conversion Notice Date. Following such conversion, the certificates representing the Series C Preferred Stock shall immediately be deemed canceled and the Corporation shall issue and deliver to each such holder no later than three (3) business days after the Automatic Conversion Notice a certificate or certificates for the number of shares of Common Stock into which such shares of Series C Preferred Stock were convertible on such Automatic Conversion Notice (if the Corporation’s shares are certificated. As of the date of the Automatic Conversion Notice, the rights of the holder as holder of the converted shares of Series C Preferred Stock shall cease and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby. To the extent that an Automatic Conversion Notice relates to only a portion of a holder’s Series C Preferred Stock, the holder acknowledges and agrees that the Corporation shall reduce the number of shares of Series C Preferred Stock that such holder owns on the books and records of the Corporation or its transfer agent.

iii. General. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion pursuant to Section 5(b) shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of the Conversion Date. For the avoidance of doubt, accumulated and unpaid dividends on shares of Series C Preferred Stock shall not be required to be paid upon conversion and upon such conversion any and all rights to such accumulated and unpaid dividends shall be cancelled and forfeited. All certificates issued upon the exercise or occurrence of the conversion shall contain a legend governing restrictions upon such shares imposed by law or agreement of the holder or his or its predecessors.

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(e) Conversion Limitation. The Corporation shall not affect any conversion of shares of Series C Preferred Stock held by a holder of Series C Preferred Stock (a “Holder”), pursuant to this Section 5 or otherwise, to the extent that after giving effect to such issuance after conversion, the Holder (together with the Holder’s Affiliates (as defined below), and any other persons acting as a group together with the Holder or any of the Holder’s Affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion of such Holder or any of its Affiliate’s shares of Series C Preferred Stock up to the Beneficial Ownership Limitation, but shall exclude the number of shares of Common Stock which would be issuable upon (i) conversion of the remaining shares of Series C Preferred Stock beneficially owned by the Holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Corporation (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this Section 5(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 5(e) applies, the determination of the extent to which a Holder’s shares of Series C Preferred Stock (in relation to other securities owned by the Holder together with any Affiliates) are convertible shall be in the sole discretion of the Holder, and the submission of a notice of conversion shall be deemed to be the Holder’s determination of whether such Holder’s shares of Series C Preferred Stock are convertible (in relation to other securities owned by the Holder together with any Affiliates), in each case subject to the Beneficial Ownership Limitation, and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 5(e), in determining the number of outstanding shares of Common Stock, Holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Corporation’s most recent periodic or annual report filed with the SEC, as the case may be, (B) a more recent public announcement by the Corporation or (C) a more recent written notice by the Corporation or the Corporation’s transfer agent setting forth the number of shares of Common Stock outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including shares of Series C Preferred Stock, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock being converted. The Holder, upon not less than 61 days’ prior notice to the Corporation, may increase the Beneficial Ownership Limitation provisions of this Section 5(e) up to 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Corporation. The limitations contained in this paragraph shall apply to a successor holder of the Series C Preferred Stock. “Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended. Notwithstanding the foregoing, if a Holder cannot convert all or any portion of its shares of Series C Preferred Stock upon delivery by the Corporation of an Automatic Conversion Notice because it would cause the Holder to exceed the Beneficial Ownership Limitation, the Holder shall no longer be entitled to receive dividends in accordance with Section 2 hereunder and such remaining shares of Series C Preferred Stock that are not converted shall immediately cease accruing dividends. For the avoidance of doubt, the Holder shall be subject to the automatic conversion up to the Beneficial Ownership Limitation.

(f) Conversion Price Adjustments of Preferred Stock for Splits and Combinations. The Conversion Price of the Series C Preferred Stock shall be subject to adjustment from time to time as follows:

i. In the event the Corporation should at any time or from time to time after the Original Issue Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or common stock equivalents without payment of any consideration by such holder for the additional shares of Common Stock or common stock equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series C Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such common stock equivalents.

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ii. If the number of shares of Common Stock outstanding at any time after the Original Issue Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series C Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(g) Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights, then, in each such case for the purpose of this subsection 5(g), the holders of the Series C Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series C Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(h) Recapitalizations and Mergers. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, common stock dividend, combination or sale of assets transaction provided for elsewhere in this Section 5 or Section 3) or, subject to Section 3, merger in which the Corporation is not the surviving corporation (a “Transaction”), provision shall be made so that the holders of the Series C Preferred Stock or the other shares into which such shares are converted shall thereafter be entitled to receive upon conversion of the Series C Preferred Stock or the other shares into which such shares are converted the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled in connection with such Transaction. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of the Series C Preferred Stock after the Transaction to the end that the provisions of this Section 5 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series C Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(i) No Impairment. The Corporation shall not, by amendment of its Certificate of Incorporation or Bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series C Preferred Stock against impairment.

(j) Certificate Regarding Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series C Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price and the Conversion Rate at that time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at that time would be received upon the conversion of Series C Preferred Stock.

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(k) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities other than Series C Preferred Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any common stock equivalents or any right to subscribe for, purchase, or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right other than to vote or to receive notice of a meeting (which shall be given to the holders of Series C Preferred Stock in accordance with applicable law), the Corporation shall mail in accordance with Section 6 to each holder of Series C Preferred Stock, at least three (3) and, in any event, no more than sixty (60) days before the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, or rights, and the amount and character of such dividend, distribution, or rights.

6. Notices.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to the holders of Series C Preferred Stock given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or the bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or the giving of notice by electronic transmission is otherwise prohibited by the DGCL.

7. Waiver.

Any of the rights, powers, preferences and other terms of the Series C Preferred Stock set forth herein, including without limitation, any notice requirements may be waived (or shortened in the case of the time period for notices) on behalf of all holders of Series C Preferred Stock by the affirmative written consent or vote of the holders of at least a majority in voting power of the shares of Series C Preferred Stock then outstanding.

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IN WITNESS “WHEREOF, the Corporation has caused this Certificate of Designations to be made under the seal of the Corporation and signed and attested by its duly authorized officer on July 20, 2020.

HANCOCK JAFFE LABORATORIES, INC.

By:	/s/ Robert A. Berman
Name:	Robert A. Berman
Title:	Chief Executive Officer

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